Filed by Exelon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Reg. No. 333-175162)

The following is a transcript of a meeting of senior executives of Exelon and certain employees held on August 10, 2011; a video of the meeting was made available to all employees of Exelon on August 15, 2011.

Chris Crane – Exelon Corporation – President & Chief Operating Officer

Thanks, John. I’ll talk a little bit at first about the merger, the basis and how we’re going with Constellation. It is an acquisition. They’re about 25% of our size. The industrial logic for us coming together is – first of all, they look a lot like us. They have a regulated wires company, they have a merchant generation fleet and they also have a very solid sales and trading platform that they sell their power on. The difference between us – so that means we’re equally valued or looked at in the market where we’re at in this commodity cycle. The unique part about us is our large block of base load power and how we have to sell that into the wholesale auctions and there’s not a lot of flexibility that we have to shape a product to handle large industrial customers. Constellation has built a trading organization around hedging strategies and looking at risk and not have the long generation, but having long commitments on sales. So putting the two of us together actually derisks the company and puts us in a better position to continue to sell in the competitive market.

We do believe that consolidation is important in the U.S. industry. It is much more consolidated in Europe. It gives the companies larger balance sheets, more flexibility to make investments and continues to help us fight inflation. If we’re just stuck at being commodity sensitive, if gas goes up, we’re able to pay our bills a little bit easier and make some better investments. When gas goes down, we have to tighten the belt. We inflate at greater than the commodity prices our earnings, our wage inflation, our benefit inflation, pension commitments, so we’re always trying to find a way to optimize and find new revenue streams and the consolidation really does help us.

As you all know, we’ve been through this a couple times before, a huge success with the PECO, but a couple that were not successful because of the regulatory approval process and where the commodity prices were at the time. We think we’re in a better position. Commodity prices are down, customers are not looking at 30 to 70% increases year over year in their bill because natural gas and power prices are up. So that part is – gives us greater flexibility to work with the regulators. We made all our regulatory filings within the first 30 days of announcement, which was a lesson learned not let it drag out, get the applications in front of the regulators, the FERC and the DOJ processes are ongoing, the NRC process is ongoing for license transfer. We’ve received approval in Texas already to combine the companies. We’re working hard in New York meeting with the Commission up there in dealing with their issues, but our largest hurdle is approval in Maryland. And there’s a couple things that happened there. One is it’s their last Fortune 500 company that’s headquartered in Baltimore that will be acquired and although we’ll keep a significant presence in Baltimore, there’s a psyche around that the business community and the politicians want to know they have that corporate headquarters. So we have to deal with that. The other is that a regulator in Maryland is very sensitive to make sure that BGE, Baltimore Gas & Electric, the equivalent of ComEd there is not harmed and rates don’t go up and some carpetbagger is going to come in and take all the profits and ruin their reliability. So they have a test to go through.

We think we’re satisfying or we can satisfy all the concerns, work through the process. January 5th is the date that the state has told us that they will rule, so we’re working through the hearings and all the negotiations now and we hope that we’ll be able to proceed on schedule. Like I said, we incorporated a lot of lessons learned from our previous attempts and I think we have a – it feels like we have a much better shot to be successful. So that’s the merger.

. . .

Question from Exelon employee:

My question as to do with the amount of mailings I’m receiving with regard to switching over to another electric company, also hearing a number of advertisements on the radio that are asking for the same thing. So how does that impact our company or are we seeing an impact yet?

John Rowe – Exelon Corporation – Chairman & CEO

Well, it has a lot of different impacts. We’re kind of schizophrenic about it to be truthful. On the one hand, we’d like to keep every customer at ComEd or PECO. On the other hand, the value of this power plant and all of our other power plants depends on our being in competitive markets and if we don’t accept competition and they don’t win some, it’s pretty hard to say we’re in a competitive market. It’s even more complicated by the fact that the most effective supplier of the people who are sending you all that mail is probably Constellation and we’re trying to buy them. And I went to the ball game the other day, my wife saw the Constellation sign where the ComEd sign used to be. You know, she’s competitive. She said why the hell did you let them get away with that? Well I said, the answer is that ComEd doesn’t make more money based on the number of customers it retains, although in some situations Generation makes a bit more money, but Generation makes more money if it can sell its power at market instead of original cost and so we simply – we weren’t getting any benefit except ego out of paying for a sign and the sign was expensive. If Constellation gets some customers, I guess we’ll get them when we buy them.

. . .

Question from Exelon employee:

Chris, what do you think the impact on the nuclear sites will be due to the merger? So how will we change the way we work here at Exelon Nuclear?

Chris Crane – Exelon Corporation – President & Chief Operating Officer

We do not anticipate any changes to our operations. We need to continue to look at best practices and if we find best practices on their side, we should incorporate them here. But same management model, same structure, same corporate presence and I think we’re still trying to evaluate between EDF and ourselves how will it incorporate their three sites into our management model. And as you know, it’s 51% owned by Constellation, 49 and there’s some roundings around that. So EDF has a big say on how that is managed. If you go back to the days that we had Amergen with British Energy, we were slow because of that to incorporate the plants into our management model. We’ll have to figure out what their appetite is to have them fully incorporated into the fleet, but it should be more of a change for them or a potential change for them than it will be for us. They’ll be a lot of – a lot more opportunities for movement as jobs are posted and things come up. So if you like in Western New York or Maryland, there could be more opportunities there, but I’m not sure how many volunteers we’ll get for what’s it – Oswego, unless you’re a big snowmobiler.

. . .

Laura Duda – Exelon Corporation – VP Corporate Communications

We had another one, Chris, this one is probably for you, asking – we’ve had a lot of interest in specifically the joint venture nuclear assets that Constellation has and what specifically might be our plans related to those?

Chris Crane – Exelon Corporation – President & Chief Operating Officer

Yeah, I mentioned a little bit earlier it’s – we can’t unilaterally do anything. We would much rather fold them in just exactly how we operate the Mid-Atlantic in the Midwest and have some type of regional operations that is supported by the corporate and the management model. But that has to be in agreement with EDF and we’ll have those conversations and have been having some conversations with EDF. But the unique thing about EDF, the co-owner in the those plants, they’re also the largest single shareholder of Constellation. They have about 7-1/2% of the outstanding shares of Constellation, so we’re dealing with them as a large shareholder to get their approval for the transaction and we’re dealing with them as a joint venture partner and ownership of plants and there has been some contentious issues in the past that we need to overcome to be able to optimize the fleet, but it’s something we’ll work on over the next couple years.

John Rowe – Exelon Corporation – Chairman & CEO

It wouldn’t shock you too if Chris would like to own the other 49% too. There are two major problems with that. First, it’s a whole separate market power determination. We can’t even think about it until the Constellation deal is done. And it would require a whole second legal review. It’s not simple. And the second problem is I don’t think EDF wants to sell at a price we’d want to pay. So don’t think it hasn’t crossed his mind, he hasn’t gotten devoid of interest. It’s just this has to be looked at not as a natural follow on or anything like that. It’s a totally different transaction, some day if it ever works on the dollars and also on the market power analysis. Right now we’ve got to get all the market power clearances on the Constellation acquisition as it stands.

. . . .

Question from Exelon employee:

Is there going to be any type of freeze period for the purchase of stocks after the merger goes through?

John Rowe – Exelon Corporation – Chairman & CEO

Most of you can do it most of the time I think. I’ll just have to have Laura get you an answer from legal for that because I honestly don’t know. I mean I always assume I can, but I think there are periods when most of you can and, Laura, just have somebody from legal get everybody a clear answer to that question ‘cause there are periods when everybody’s probably blocked, but I think there’s also periods when you’re not. We need to get a real lawyer to answer that question. My license is a little old and dusty.

. . . .

Question from Exelon employee:

I know it’s still early in the process, but still early in the process for the merger, but what do you see the human factor side on the Constellation merger being as far as loss of jobs on their side or our side? And, second, the integration of the pension plans and how that’s going to affect the Exelon Pension Program?

Chris Crane – Exelon Corporation – President & Chief Operating Officer

I’ll start with the last. The pension – the way that we have done the pension in the past and will continue on is whatever pension you have at the time you come in the company is that’s the one you stay with. And then the new employees come in under the new Exelon cash balance plan. So whatever they have, they’ll continue to have. They’re actually the investments are managed, they’re segregated. You don’t put them together. There’s been a lot of work done on all of our pension plans, hiring in some very talented investment managers and they’re doing a lot to get the ComEd and the PECO and all the pension plans back up to a fully funded status, so I would not see anything in pension space affect the integration. The reality of combining two companies is there is inefficiencies or redundancies and there’s where a lot of the value is created. They’re not at the operating unit level, so we don’t see BGE, ComEd and for most parts XGen being affected down at the plant level. There will be some potential evaluation of corporate Exelon Generation where some synergies will come in there, we’ll try to do all of those in the voluntary way when we put them together. The most impactful will be at the Constellation Headquarters, legal, IT, financial, the BSC type services and we’re just going into the design phase to figure out how that will be – how the impact will come in.

What we’ve said overall of jobs, we have committed to Baltimore and to Maryland to make it jobs positives and how you do that is not so much by maintaining the company paycheck at some of the investments we’re doing, building a building, the building trade jobs that come with it, moving the trade floor to Baltimore from Kennett Square because there’s not enough real estate to put in at Kennett Square. There’s about 100 vacancies in nuclear that we would fill in the Kennett Square office, so there’s a little bit of movement back and forth, but we don’t anticipate saying to, you know, half of (inaudible) you’re not moving to Pennsylvania. What we will look at is how do we get to our right numbers with everybody with a smile on their face? It most likely won’t be possible in Baltimore and we’ve been very open with the folks there, but we also have people that are willing to move to Chicago, some folks in Chicago that raised their hand and said look, I’ll take a package and, so, we have to manage that properly ‘cause you can’t do mass packages. But I think there’s a way we can do it where it’s less impactful.

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC on June 27, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On June 27, 2011, Exelon filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. These materials are not yet final and may be amended. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus .

* * * * *